Exhibit 12

Genworth Financial, Inc.

Computation Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2004	Year ended
		December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000	December 31, 1999
Net earnings from continuing operations before income taxes and accounting changes	$1,223	$1,382	$1,791	$1,821	$1,851	$1,589
Fixed charges included in earnings from continuing operations:
Interest expense	154	140	124	126	126	78
Interest portion of rental expense	11	23	25	23	25	24
Interest credited to contractholders	1,088	1,624	1,645	1,620	1,456	1,290

Subtotal	1,253	1,787	1,794	1,769	1,607	1,392
Fixed charges included in earnings from discontinued operations:
Interest expense	—	12	16	15	17	17
Interest portion of rental expense	—	8	12	12	12	9
Interest credited to contractholders	—	68	79	51	41	6

Subtotal	—	88	107	78	70	32
Total fixed charges	1,253	1,875	1,901	1,847	1,677	1,424

Earnings available for fixed charges (including interest credited to contractholders)	$2,476	$3,257	$3,692	$3,668	$3,528	$3,013

Ratio of earnings to fixed charges (including interest credited to contractholders) (1)	1.98	1.74	1.94	1.99	2.10	2.12

(1)	For purposes of determining this ratio, earnings consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. Fixed charges consist of (a) interest expense on short-term and long-term borrowings; (b) interest credited to contractholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.